UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): **July 21, 2010**

HNI Corporation
(Exact Name of Registrant as Specified in Charter)

Iowa	**1-14225**	**42-0617510**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

408 East Second Street, P.O. Box 1109, Muscatine, Iowa 52761-0071
(Address of Principal Executive Offices, Including Zip Code)

Registrant's telephone number, including area code: **(563) 272-7400**

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions (*see* General Instruction A.2.):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 2 — Financial Information

Item 2.02 Results of Operations and Financial Condition.

On July 21, 2010, HNI Corporation (the "Corporation") issued a press release announcing its financial results for second quarter of fiscal 2010. A copy of the press release is attached hereto as Exhibit 99.1.

The information in this Current Report on Form 8-K and the attached Exhibit shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Section 9 — Financial Statements and Exhibits

Item 9.01   Financial Statements and Exhibits.

Exhibit No.	Description
99.1	Text of press release dated July 21, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HNI CORPORATION

Date: July 21, 2010   By   /s/ Kurt A. Tjaden

                                                                    Kurt A. Tjaden
                                                                    Vice President and Chief Financial Officer

Exhibit Index

Exhibit No.	**Description**
99.1	Text of press release dated July 21, 2010.

EXHIBIT 99.1

 News Release

For Information Contact:
Kelly McGriff, Treasurer and Vice President, Investor Relations (563) 272-7967
Kurt A. Tjaden, Vice President and Chief Financial Officer (563) 272-7400

HNI CORPORATION ANNOUNCES RESULTS FOR SECOND QUARTER FISCAL 2010

MUSCATINE, Iowa (July 21, 2010) – **HNI Corporation** (NYSE: HNI) today announced sales of $398.2 million and income from continuing operations of $5.6 million for the second quarter ending July 3, 2010. Net income per diluted share from continuing operations for the quarter was $0.12 or $0.15 on a non-GAAP basis when excluding restructuring and impairment charges and transition costs.

Second Quarter Summary Comments
"Strengthening demand in office furniture combined with outstanding execution across the businesses drove strong second quarter results. We continue to leverage our reset cost structure, enhance our network distribution model and invest in selling and growth initiatives. Our performance allowed us to deliver significantly improved results versus prior year and exceed second quarter expectations" said Stan Askren, HNI Corporation Chairman, President and Chief Executive Officer.

Second Quarter

Dollars in millions except per share data	Three Months Ended				Percent Change
		7/03/2010		7/04/2009	
Net sales	$	398.2	$	374.8	6.3%
Gross margin	$	141.3	$	127.6	10.8%
Gross margin %		35.5%		34.0%	
SG&A	$	129.3	$	126.5	2.2%
SG&A %		32.5%		33.8%	
Operating income	$	12.0	$	1.0	NM
Operating income %		3.0%		0.3%	
Income (loss) from continuing operations	$	5.6	$	(1.2)	566.7%
Earnings per share from continuing operations attributable to Parent Company - diluted	$	0.12	$	(0.03)	500.0%

Second Quarter Results – Continuing Operations

· Consolidated net sales increased $23.5 million or 6.3 percent to $398.2 million.

· Gross margins were 1.5 percentage points higher than prior year primarily due to higher volume and cost reduction initiatives partially offset by lower price realization and higher mix of lower margin products in the office furniture segment.

· Total selling and administrative expenses as a percent of net sales, including restructuring charges, improved 1.3 percentage points due to higher volume and cost reduction initiatives partially offset by investments in selling initiatives and increased incentive based compensation.

· The Corporation's second quarter results included $2.4 million of restructuring and transition costs associated with shutdown and consolidation of production of office furniture manufacturing locations of which $1.1 million were included in cost of sales. Included in 2009 were $5.2 million of restructuring charges of which $1.4 million were included in cost of sales. Second quarter 2009 also included a non-operating gain of $1.3 million.

· The Corporation estimates additional charges related to various restructuring initiatives will impact pre-tax earnings by $2.6 million over the remainder of 2010.

Second Quarter – Non-GAAP Financial Measures – Continuing Operations
(Reconciled with most comparable GAAP financial measures)

Dollars in millions except per share data	Three Months Ended 7/03/2010			Three Months Ended 7/04/2009		
	Gross Profit	Operating Income	EPS	Gross Profit	Operating Income	EPS
As reported (GAAP)	$ 141.3	$ 12.0	$ 0.12	$ 127.6	$ 1.0	$ (0.03)
% of net sales	35.5%	3.0%		34.0%	0.3%	
Restructuring and impairment	$ 0.9	$ 2.1	$ 0.03	$ 1.4	$ 5.2	$ 0.08
Transition costs	$ 0.3	$ 0.3	$ 0.00	-	-	-
Non-operating gain	-	-	-	-	$ (1.3)	$ (0.02)
Results (non-GAAP)	$ 142.4	$ 14.4	$ 0.15	$ 128.9	$ 5.0	$ 0.03
% of net sales	35.8%	3.6%		34.4%	1.3%	

Year-to-Date Results

Consolidated net sales for the first six months of 2010 decreased $9.9 million, or 1.3 percent, to $761.7 million compared to $771.6 million in 2009. Gross margins increased to 34.2 percent compared to 32.4 percent last year. Income from continuing operations was $6.6 million compared to a loss of $15.3 million in 2009. Earnings per share from continuing operations increased to $0.03 per diluted share compared to ($0.29) per diluted share last year.

Cash flow from operations for the first six months of 2010 was $1.5 million compared to $49.4 million last year. Operating cash flow results in 2009 were positively impacted by reductions in accounts receivable due to decreased revenue. Capital expenditures were $12.4 million in 2010 compared to $7.8 million in 2009. The Corporation repurchased 372,822 shares of its common stock at a cost of $10.3 million during the first six months of 2010. There is approximately $153.3 million remaining under the current repurchase authorization.

Discontinued Operations

The Corporation made a decision during the first quarter to sell a small, non-core business of the office furniture segment and recorded a pre-tax charge of $1.0 million to reduce the assets held for sale to fair market value. In addition the Corporation sold a small, non-core component of the hearth products segment during the first quarter. A pre-tax charge of $0.4 million was recorded at the time of sale. During the second quarter an additional pre-tax charge of $1.7 million was recorded related to the office furniture business to reduce the assets held for sale to the fair market value based on changes in negotiations with prospective buyers. Revenues and expenses associated with these business operations are shown as discontinued operations for all periods presented in the financial statements.

Office Furniture

Dollars in millions	Three Months Ended				Percent Change
	7/03/2010		7/04/2009		
Sales	$	342.7	$	318.0	7.8%
Operating profit	$	22.7	$	17.1	32.8%
Operating profit %		6.6%		5.4%	

Second Quarter – Non-GAAP Financial Measures
(Reconciled with most comparable GAAP financial measures)

Dollars in millions	Three Months Ended				Percent Change
	7/03/2010		7/04/2009		
Operating profit as reported (GAAP)	$	22.7	$	17.1	32.8%
% of Net Sales		6.6%		5.4%	
Restructuring and impairment	$	2.1	$	3.7	
Transition costs	$	0.3		-	
Operating profit (non-GAAP)	$	25.1	$	20.8	20.4%
% of Net Sales		7.3%		6.5%	

· Second quarter sales for the office furniture segment increased to $342.7 million. The increase was across all channels of the Corporation's office furniture segment.
· Second quarter operating profit increased $5.6 million. Operating profit was positively impacted by higher volume, improved distribution efficiencies, cost reduction initiatives and lower restructuring and transition costs. These were partially offset by lower price realization, higher mix of lower margin products, increased fuel costs, investments in selling initiatives and higher incentive based compensation.

Hearth Products

Dollars in millions	Three Months Ended				Percent Change
	7/03/2010		7/04/2009		
Sales	$	55.5	$	56.8	-2.3%
Operating profit (Loss)	$	(2.6)	$	(9.0)	70.8%
Operating profit %		-4.7%		-15.9%	

Second Quarter – Non-GAAP Financial Measures
(Reconciled with most comparable GAAP financial measures)

Dollars in millions	Three Months Ended				Percent Change
	7/03/2010		7/04/2009		
Operating profit (loss) as reported (GAAP)	$	(2.6)	$	(9.0)	70.8%
% of Net Sales		-4.7%		-15.9%	
Restructuring and impairment		-	$	1.5	
Transition costs		-		-	
Operating profit (loss) (non-GAAP)	$	(2.6)	$	(7.5)	64.9%
% of net sales		-4.7%		-13.2%	

· Second quarter sales for the hearth products segment decreased $1.3 million driven by a decline in the remodel-retrofit channel partially offset by an increase in the new construction channel.
· Second quarter operating profit increased $6.4 million. Operating profit was positively impacted by cost reduction initiatives and lower restructuring costs partially offset by lower volume and higher material costs.

Outlook

"I am encouraged by the strengthened demand across our businesses, despite the ongoing economic uncertainty. We are accelerating investments in selling, marketing and product initiatives to grow our businesses and deliver long-term shareholder value. We remain focused on improving operations and reducing our cost structure. The Corporation is financially strong and well positioned for the future" said Mr. Askren.

The Corporation remains focused on creating long-term shareholder value by growing its business through investment in building brands, product solutions and selling models, enhancing its strong member-owner culture, and remaining focused on its long-standing rapid continuous improvement programs to build best total cost and a lean enterprise.

Conference Call

HNI Corporation will host a conference call on Thursday, July 22, 2010 at 10:00 a.m. (Central) to discuss first quarter results. To participate, call the conference call line at 1-800-288-8975. A replay of the conference call will be available until Thursday, July 29, 11:59 p.m. (Central). To access this replay, dial 1-800-475-6701 – Access Code: 164082. A link to the simultaneous webcast can be found on the Corporation's website at www.hnicorp.com.

Non-GAAP Financial Measures

This earnings release contains certain non-GAAP financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance that excludes or includes amounts different than the most directly comparable measure calculated and presented in accordance with GAAP in the statements of income, balance sheets or statements of cash flow of the company. Pursuant to the requirements of Regulation G, the Corporation has provided a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measure.

The non-GAAP financial measures used within this earnings release are: gross profit, operating income (loss), operating profit (loss) and net income (loss) per diluted share from continuing operations (i.e., EPS), excluding restructuring and impairment charges, transition costs and non-operating gains. These measures are presented because management uses this information to monitor and evaluate financial results and trends. Management believes this information is also useful for investors.

HNI Corporation is a NYSE traded company (ticker symbol: HNI) providing products and solutions for the home and workplace environments. HNI Corporation is the second largest office furniture manufacturer in the world and is also the nation's leading manufacturer and marketer of gas- and wood-burning fireplaces. The Corporation's strong brands, including HON®, Allsteel®, Gunlocke®, Paoli®, Maxon®, Lamex®, HBF® , Heatilator®, Heat & Glo™, Quadra-Fire® and Harman Stove™ have leading positions in their markets. HNI Corporation is committed to maintaining its long-standing corporate values of integrity, financial soundness and a culture of service and responsiveness. More information can be found on the Corporation's website at www.hnicorp.com.

Statements in this release that are not strictly historical, including statements as to plans, outlook, objectives and future financial performance, are "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "anticipate," "believe," "could," "confident," "estimate," "expect," "forecast," "hope," "intend," "likely," "may," "plan," "possible," "potential," "predict," "project," "should," "will," "would" and variations of such words and similar expressions identify forward-looking statements. Forward-looking statements involve known and unknown risks, which may cause the Corporation's actual results in the future to differ materially from expected results. These risks include, without limitation: the Corporation's ability to realize financial benefits from its (a) price increases, (b) cost containment and business simplification initiatives for the entire Corporation, (c) investments in strategic acquisitions, new products and brand building, (d) investments in distribution and rapid continuous improvement, (e) ability to maintain its effective tax rate, (f) repurchases of common stock, and (g) consolidation and logistical realignment initiatives; uncertainty related to the availability of cash and credit, and the terms and interest rates on which credit would be available, to fund operations and future growth; lower than expected demand for the Corporation's products due to uncertain political and economic conditions, including the recent credit crisis, slow or negative growth rates in global and domestic economies and the protracted decline in the domestic housing market; lower industry growth than expected; major disruptions at key facilities or in the supply of any key raw materials, components or finished goods; uncertainty related to disruptions of business by terrorism, military action, epidemic, acts of God or other Force Majeure events; competitive pricing pressure from foreign and domestic competitors; higher than expected costs and lower than expected supplies of materials (including steel and petroleum based materials); higher than expected costs for energy and fuel; changes in the mix of products sold and of customers purchasing; relationships with distribution channel partners, including the financial viability of distributors and dealers; restrictions imposed by the terms of the Corporation's revolving credit facility and note purchase agreement; currency fluctuations and other factors described in the Corporation's annual and quarterly reports filed with the Securities and Exchange Commission on Forms 10-K and 10-Q. The Corporation undertakes no obligation to update, amend or clarify forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

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HNI CORPORATION
Unaudited Condensed Consolidated Statement of Operations

(Dollars in thousands, except per share data)	Three Months Ended Jul. 3, 2010	Three Months Ended Jul. 4, 2009	Six Months Ended Jul. 3, 2010	Six Months Ended Jul. 4, 2009
Net Sales	$ 398,222	$ 374,773	$ 761,728	$ 771,602
Cost of products sold	256,905	247,215	501,231	521,398
Gross profit	141,317	127,558	260,497	250,204
Selling and administrative expenses	128,032	122,637	250,832	256,575
Restructuring and impairment charges	1,238	3,878	3,072	8,963
Operating income (loss)	12,047	1,043	6,593	(15,334)
Interest income	92	125	180	260
Interest expense	3,054	3,049	5,777	6,247
Income (loss) from continuing operations before income taxes	9,085	(1,881)	996	(21,321)
Income taxes	3,493	(635)	(454)	(8,377)
Income (loss) from continuing operations, less applicable income taxes	5,592	(1,246)	1,450	(12,944)
Discontinued operations, less applicable income taxes	(827)	(144)	(2,538)	(305)
Net income (loss)	4,765	(1,390)	(1,088)	(13,249)
Less: Net income attributable to the noncontrolling interest	62	7	195	34
Net income (loss) attributable to Parent Company	$ 4,703	$ (1,397)	$ (1,283)	$ (13,283)
Income (loss) from continuing operations attributable to Parent Company per common share-basic	$ 0.12	$ (0.03)	$ 0.03	$ (0.29)
Discontinued operations attributable to Parent Company per common share-basic	$ (0.02)	$ (0.00)	$ (0.06)	$ (0.01)
Net income (loss) attributable to Parent Company common shareholders – basic	$ 0.10	$ (0.03)	$ (0.03)	$ (0.30)
Average number of common shares outstanding – basic	45,193,336	44,894,656	45,179,893	44,753,368
Income (loss) from continuing operations attributable to Parent Company per common share-diluted	$ 0.12	$ (0.03)	$ 0.03	$ (0.29)
Discontinued operations attributable to Parent Company per common share-diluted	$ (0.02)	$ (0.00)	$ (0.06)	$ (0.01)
Net income (loss) attributable to Parent Company common shareholders – diluted	$ 0.10	$ (0.03)	$ (0.03)	$ (0.30)
Average number of common shares outstanding - diluted	46,011,691	44,894,656	45,179,893	44,753,368

Unaudited Condensed Consolidated Balance Sheet

Assets (Dollars in thousands)	As of Jul. 3, 2010	As of Jan. 2, 2010	Liabilities and Shareholders' Equity	As of Jul.3, 2010	As of Jan. 2, 2010
Cash and cash equivalents	$ 44,323	$ 87,374	Accounts payable and accrued expenses	$ 303,251	$ 299,718
Short-term investments	8,397	5,994	Note payable and current maturities of long-term debt	50,002	39
Receivables	182,882	163,732	Current maturities of other long-term obligations	343	385
Inventories	82,714	65,144			
Deferred income taxes	19,253	20,299			
Prepaid expenses and other current assets	24,570	17,728			
Current assets	362,139	360,271	Current liabilities	353,596	300,142
			Long-term debt	150,000	200,000
			Other long-term liabilities	48,255	50,332
Property and equipment – net	243,726	260,102	Deferred income taxes	21,244	24,227
Goodwill	260,628	261,114			
Other assets	106,313	112,839	Parent Company shareholders' equity	399,174	419,284
			Noncontrolling interest	537	341
			Shareholders' equity	399,711	419,625
Total assets	$ 972,806	$ 994,326	Total liabilities and shareholders' equity	$ 972,806	$ 994,326

Unaudited Condensed Consolidated Statement of Cash Flows

	Six Months Ended	
(Dollars in thousands)	Jul. 3, 2010	Jul. 4, 2009
Net cash flows from (to) operating activities	$ 1,541	$ 49,446
Net cash flows from (to) investing activities:		
Capital expenditures	(12,428)	(7,753)
Acquisition spending	-	(500)
Other	36	25,729
Net cash flows from (to) financing activities	(32,200)	(86,835)
Net increase (decrease) in cash and cash equivalents	(43,051)	(19,913)
Cash and cash equivalents at beginning of period	87,374	39,538
Cash and cash equivalents at end of period	$ 44,323	$ 19,625

Business Segment Data

	Three Months Ended		Six Months Ended	
(Dollars in thousands)	Jul. 3, 2010	Jul. 4, 2009	Jul. 3, 2010	Jul. 4, 2009
Net sales:				
Office furniture	$ 342,698	$ 317,955	$ 642,730	$ 648,755
Hearth products	55,524	56,818	118,998	122,847
	$ 398,222	$ 374,773	$ 761,728	$ 771,602
Operating profit (loss):				
Office furniture				
Operations before restructuring and impairment charges	$ 23,945	$ 19,608	$ 31,925	$ 23,260
Restructuring and impairment charges	(1,238)	(2,508)	(2,971)	(5,497)
Office furniture – net	22,707	17,100	28,954	17,763
Hearth products				
Operations before restructuring and impairment charges	(2,633)	(7,637)	(5,438)	(16,873)
Restructuring and impairment charges	-	(1,370)	(101)	(3,466)
Hearth products - net	(2,633)	(9,006)	(5,539)	(20,339)
Total operating profit	20,074	8,094	23,415	(2,577)
Unallocated corporate expense	(10,989)	(9,975)	(22,419)	(18,745)
Income before income taxes	$ 9,085	$ (1,881)	$ 996	$ (21,321)
Depreciation and amortization expense:				
Office furniture	$ 11,731	$ 13,734	$ 23,372	$ 26,899
Hearth products	2,714	3,866	6,493	8,880
General corporate	599	942	1,239	2,003
	$ 15,044	$ 18,542	$ 31,104	$ 37,782
Capital expenditures – net:				
Office furniture	$ 7,046	$ 2,819	$ 10,607	$ 5,729
Hearth products	387	231	829	1,700
General corporate	196	87	992	324
	$ 7,629	$ 3,137	$ 12,428	$ 7,753

	As of Jul. 3, 2010	As of Jul. 4, 2009
Identifiable assets:		
Office furniture	$ 603,106	$ 633,693
Hearth products	286,072	308,437
General corporate	83,628	76,966
	$ 972,806	$ 1,019,096

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